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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                                      AND



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)

                            ------------------------

                            GRAPHIC INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                          GREENWICH ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                        WALLACE COMPUTER SERVICES, INC.
                                   (BIDDERS)

                            ------------------------

                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  388678 10 4
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              MICHAEL J. HALLORAN
                        VICE PRESIDENT, CHIEF FINANCIAL
                        OFFICER AND ASSISTANT SECRETARY
                        WALLACE COMPUTER SERVICES, INC.
                                2275 CABOT DRIVE
                             LISLE, ILLINOIS 60532
                                 (630) 588-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   COPIES TO

              STEVEN L. CARSON                                  SIDLEY & AUSTIN
               GENERAL COUNSEL                             ONE FIRST NATIONAL PLAZA
       WALLACE COMPUTER SERVICES, INC.                      CHICAGO, ILLINOIS 60603
              2275 CABOT DRIVE                                  (312) 853-7000
            LISLE, ILLINOIS 60532                    ATTENTION: FREDERICK C. LOWINGER AND
               (630) 588-5000                                  STEVEN SUTHERLAND


              * Constituting the final amendment to Schedule 14D-1


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CUSIP NO. 388678 10 4               14D-1 AND 13D              PAGE 2 OF 6 PAGES



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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenwich Acquisition Corp.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [X]
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 3.  SEC USE ONLY
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 4.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
     AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,723,857 Shares*
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 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
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 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 98.0% of the Shares as of October 31, 1997*
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
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


* See Footnote on Page 3.

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CUSIP NO. 388678 10 4               14D-1 AND 13D              PAGE 3 OF 6 PAGES



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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Wallace Computer Services, Inc. (36-2515832)
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [X]
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 3.  SEC USE ONLY
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 4.  SOURCES OF FUNDS
     BK
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,723,857 Shares*
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 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
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 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 98.0% of the Shares as of October 31, 1997*
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
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



* On November 3, 1997, the Offeror (as defined herein) accepted for payment 8,420,765 shares of Common Stock, $.10 par value per share, of the Company (as defined herein)(the "Shares") pursuant to the Offer, including 841,510 Shares tendered by Mark C. Pope III (the "Selling Stockholder") pursuant to the terms of the Amended and Restated Stockholder Agreement, dated as of October 12, 1997 (the "Stockholder Agreement"), among the Offeror, Parent (as defined herein) and the Selling Stockholder. Upon the acceptance for payment of Shares pursuant to the Offer, the Offeror became obligated to purchase from the Selling Stockholder 4,303,092 shares of Class B Common Stock, $.10 par value per share, of the Company (the "Class B Shares") pursuant to the Stockholder Agreement. The Class B Shares automatically convert to Shares on a one-for-one basis following transfer of Class B Shares to the Offeror pursuant to the Stockholder Agreement.


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     Greenwich Acquisition Corp., a Georgia corporation (the "Offeror"), and
Wallace Computer Services, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 3, 1997, as amended by Amendment No. 1 thereto, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Graphic Industries, Inc., a Georgia corporation (the "Company"), as set forth in this Amendment No. 2. This Amendment also constitutes an amendment to the Schedule 13D originally filed by the Offeror and Parent with respect to the Shares on October 3, 1997, as amended by Amendment No. 1 thereto. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     At 12:00, Midnight, New York City time, on October 31, 1997, the Offer expired. On November 3, 1997, the Offeror accepted for payment a total of 8,420,765 Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer. The 8,420,765 Shares accepted for payment by the Offeror represent approximately 58% of the Shares outstanding, on a fully diluted basis, on October 31, 1997. The press release issued by Parent on November 3, 1997 is attached hereto as Exhibit (a)(20) and is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.


     The press release issued by Parent on October 30, 1997 is attached hereto as Exhibit (a)(19) and is incorporated herein by reference.



     The press release issued by Parent on November 3, 1997 is attached hereto as Exhibit (a)(20) and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


     (a)(19) Press Release issued by Parent on October 30, 1997.



     (a)(20) Press Release issued by Parent on November 3, 1997.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1997

                                          Wallace Computer Services, Inc.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: President and Chief Executive
                                              Officer

                                          Greenwich Acquisition Corp.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: Chief Executive Officer

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                                 EXHIBIT INDEX


EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------
(a)(19)   Press Release issued by Parent on October 30, 1997.
(a)(20)   Press Release issued by Parent on November 3, 1997.


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